UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

 (Amendment No. 2)

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-10533

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCANCORP HOURLY EMPLOYEES’ SAVINGS PLAN

B.       Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 11-K for the fiscal year ended December 31, 2012 filed by the Alcancorp Hourly Employees’ Savings Plan (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 21, 2013 (the “Original Filing”) is being filed by the Registrant to amend Amendment No. 1 to the Original Filing filed by the Registrant with the SEC on July 20, 2015 (“Amendment No. 1”).

Amendment No. 1 removed the audit report of McGladrey LLP (subsequently renamed RSM US LLP) (“McGladrey”), the Registrant’s former independent accounting firm, on the financial statements (the “Subject Financial Statements”) in the Original Filing, which Subject Financial Statements comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012 and the related notes and supplemental schedule of assets (held at end of year) as of December 31, 2012, and marked such Subject Financial Statements as being unaudited. Without seeking to limit any responsibility, liability or obligations otherwise under the U.S. federal securities laws, Amendment No. 1 also removed McGladrey’s consent filed as an exhibit to the Original Filing.

The Registrant filed Amendment No. 1 in response to a notice received from McGladrey on July 13, 2015 that it was withdrawing its audit report from the Original Filing. As set out in the Form 6-K filed with the SEC by Rio Tinto plc on July 17, 2015, in late May 2015, McGladrey notified the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), which administers the Registrant and acts as its fiduciary, that McGladrey believed certain services (the “Services”) that one of its associated entities had provided to affiliates of the Registrant during the fiscal year under review may have been inconsistent with the SEC’s rules on auditor independence. Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of certain of its employee share plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of such employee share plans on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the independent registered public accounting firm of such employee share plans. On July 13, 2015, McGladrey notified the BGC that despite its belief that the Services did not compromise its integrity or objectivity it was withdrawing its audit report for the Registrant’s financial statements from the Original Filing. After McGladrey’s withdrawal, the BGC engaged ACM to re-audit the Subject Financial Statements.

The purpose of this Amendment No. 2 is to file (i) the audit report of ACM, the Registrant’s new independent accounting firm, on the re-audited Subject Financial Statements; (ii) re-audited Subject Financial Statements, related notes and supplemental schedule of assets (held at end of year) as of December 31, 2012 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2012; and (iii) ACM’s consent.  While not a required part of the Subject Financial Statements, the supplemental schedule of assets (held at end of year) as of December 31, 2012 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2012 are  presented for the purpose of additional analysis and are required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. There were no other material changes made in the financial statements filed with this report.

Unless expressly noted otherwise, the disclosures in this Amendment No. 2 continue to speak as of the date of the Original Filing and do not reflect events occurring after the filing of the Original Filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCANCORP HOURLY EMPLOYEES’ SAVINGS PLAN

By:	/s/ Patrick James
Name: Patrick James

Interim Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: November 30, 2015

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Alcancorp Hourly Employees’ Savings Plan

Financial Report
December 31, 2012

Contents
Report of Independent Registered Pubic Accounting Firm	1
Financial Statements
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-19
Supplemental Schedules
Schedule H, part IV, line 4i—schedule of assets (held at end of year)	20
Schedule H, part IV, line 4a—Schedule of delinquent participant contributions	21

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Inc. Benefit Governance Committee
Alcancorp Hourly Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Alcancorp Hourly Employees’ Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

See Note 1 to the financial statements for discussion related to the impact on the Plan of the transfer of investment assets into the Rio Tinto America Inc. Savings Plan Trust and Note 11 for the subsequent freezing and merger of the Plan. Our opinion was not modified with respect to these matters.

The supplemental information in the accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012 and delinquent participant contributions for the year ended December 31, 2012, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP
Denver, Colorado
November 30, 2015

Alcancorp Hourly Employees’ Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$21,109,165	$-
Plan interest in Alcancorp Master Savings Trust	-	25,112,586

Receivables:
Notes from participants (Note 2)	996,805	987,563

Net assets available for benefits, at fair value	22,105,970	26,100,149

Adjustment from fair value to contract value for interest in collective investment trusts relating to fully benefit-responsive investment contracts held in the Rio Tinto America Inc. Savings Plan Trust
(Note 3)	(353,974)	-

Adjustment from fair value to contract value for interest in collective investment trusts relating to fully benefit-responsive investment
contracts held in the Alcancorp Master Savings Trust (Note 3)	-	(573,813)
Net assets available for benefits	$21,751,996	$25,526,336

See Notes to Financial Statements.

Alcancorp Hourly Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012
Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$410,764
Plan interest in Alcancorp Master Savings Trust's investment income	1,575,761
Total investment results	1,986,525
Interest income on notes from participants	34,833
Contributions:
Participants	1,159,643
Participant rollovers	34,144
Total contributions	1,193,787
Benefits paid to participants	(6,546,126)
Administrative expenses	(4,102)
Net decrease before transfers	(3,335,083)
Transfers to the Alcancorp Employees' Savings Plan (Note 1)	(439,257)
Net decrease after transfers	(3,774,340)
Net assets available for benefits:
Beginning of year	25,526,336
End of year	$21,751,996

See Notes to Financial Statements.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 1.      Description of the Plan

The following description of the Alcancorp Hourly Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions. All references to the Plan and its operations in these financial statements relate to the period prior to the plan merger, as described in Note 11.

General: The Plan is a defined contribution plan covering all full-time collectively bargained employees of Alcan Corporation’s (the “Company”) Sebree plant. Covered employees are eligible to join the Plan upon date of hire. Part-time employees are eligible upon completion of one year of service.

The Company is an indirect wholly owned subsidiary of Rio Tinto plc (the “Parent”). The Plan has appointed State Street Bank & Trust Company (“State Street” or “Plan Trustee”) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan was part of the Alcancorp Master Savings Trust (the “Alcan Trust”), whose assets were held with Vanguard Fiduciary Trust Company (“Vanguard”). The Alcan Trust was established to hold the qualified defined contribution investment assets of the Plan and another plan sponsored by Alcan Corporation. On November 9, 2012, the Plan transferred assets to Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”), whose assets are held with State Street. The Master Trust was established to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by the Company and Rio Tinto America Holdings Inc. (and its subsidiaries). During the period from November 6, 2012 through November 19, 2012 (the “blackout period”), participant accounts were closed to all transactions, in order to facilitate this transfer.

Contributions: Participants may elect, under a salary reduction agreement, at any time to contribute to the Plan an amount up to 50 percent of their eligible compensation on a before-tax basis, an after-tax basis or any combination of the two, through payroll deductions. Before-tax contributions are limited by the Internal Revenue Code (“IRC”), which established a maximum contribution of $17,000 ($22,500 for participants over age 50) for the year ended December 31, 2012. In addition, employees may elect to contribute all or a portion of their special compensation on a before-tax basis, subject to IRC limitations.

Effective November 1, 2012, the automatic enrollment feature was removed from the Plan.

Rollovers: An employee can make rollover contributions from another qualified plan or an individual retirement account (“IRA”) if certain criteria are met as set forth in the Plan Document.

Participant accounts: Each participant’s account is credited with the participant’s contributions, an allocation of the plan earnings (losses), and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (“ADRs”) (the “Company Stock Fund” or “Employer Stock Fund” or the “Rio Tinto ADR Stock Fund”). All choices vary in types of investments, rates of return, and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination. Participants also have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in collective trust and mutual funds.

Vesting: Participants are immediately vested in their respective accounts.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Payment of Benefits: Active Participants may request two withdrawals per year from the Plan; however, the Plan requires that withdrawals be made in the following order of priority:

a.	Any after-tax portion of the employee contributions
b.	Any rollover contributions
c.	Any vested portion of the Basic Contribution in the Plan more than two years
d.	At age 59-1/2 or over, any Basic Contribution in the Plan less than two years and any before-tax portion of the Employee Contribution

Participants who have retired or have been terminated with more than $5,000 in the Plan may leave their funds in the Plan until April 1 following the year they reach age 70-1/2 and may elect to make up to 12 withdrawals from the Plan per year. If the value of the vested portion of a participant’s account is less than $5,000, final payment cannot be deferred, and the vested portion of the account will be distributed in a lump-sum payment as soon as practicable. Upon termination, retirement, death or becoming permanently disabled, participants with an account balance of $1,000 or more, or their beneficiaries, may elect to receive lump-sum distributions or rollover distributions in an amount equal to the value of the participant’s vested interests in their accounts. If a participant terminates employment, and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum, without the participant’s consent.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Notes are taken from a participant’s account in the same order in which withdrawals are permitted (see Payment of Benefits, above). Note terms range from six months to five years or up to 20 years for the purchase of a primary residence. Notes from participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note from the participant was made. The applicable rate of interest is the prime rate plus one percent prior to November 1, 2012. As of November 1, 2012, the applicable rate of interest is the prime rate plus two percent at the beginning of the last month preceding the calendar quarter in which the note is approved. Principal and interest are paid ratably through payroll deductions. Notes from participants bear interest at rates ranging from 4.25 percent to 8.25 percent at December 31, 2012.

Transfers: Company employees not represented by a collective bargaining unit (nonunion employees) participate in the Alcancorp Employees’ Savings Plan (the “Nonunion Plan”). If employees change from nonunion to union status during the year, or vice versa, their account balances are transferred between the Plan and the Nonunion Plan.

Forfeitures: Forfeitures are used to reduce future Company contributions or to pay administrative expenses of the Plan. At December 31, 2012 and 2011, forfeited nonvested accounts were approximately $9,000 and $8,000, respectively. No Company contributions were reduced by forfeitures and no forfeitures were used to pay administrative expenses for the year ended December 31, 2012.

Note 2.      Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan are prepared on the accrual basis of accounting.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Master Trust invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies, utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for discussion of fair value measurements.

Interest income (loss) is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income (loss) and expenses are or were allocated to the Plan based upon its pro rata share in the net assets of the Master Trust or Alcan Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Contributions: Employee contributions are recorded when withheld from the participant’s compensation.

Administrative expenses: The Company pays the majority of the costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2012, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs are paid by the participants.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Defaulted notes from participants are recorded as a distribution in the year of default.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued. See Note 11.

New accounting pronouncements: In May 2011, the Financial Accounting Standards Board issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. This was adopted during 2012 as required and did not have a significant effect on the Plan’s financial statements or disclosures.

In 2012, the Financial Accounting Standards Board issued ASU 2012-04, Technical Corrections and Improvements, which includes technical corrections and improvements related to fair value measurements and has been issued, which the Plan or Master Trust adopted in a future period, as the effective date is for fiscal periods beginning after December 15, 2012, and did not have a significant effect on the Plan’s financial statements or disclosures.

Note 3.      Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

At December 31, 2012, the Master Trust’s investments include the Invesco Stable Value Trust (“Invesco SVT”), a collective investment trust. The Invesco Stable Value Trust is invested in the following:

  A money market fund;
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
  Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

At December 31, 2011, the Plan had an interest in the Alcan Trust whose investments included Vanguard Retirement Savings Master Trust (“Vanguard RSMT”). The Vanguard RSMT was invested in the following:

  A money market fund;
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
  Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, which are secured by underlying assets. The fair value of the wrap contracts is determined based on the change in the present value of each contract’s replacement cost. Both the Invesco SVT’s and Vanguard RSMT’s contracts are with high-quality insurance companies or banks. The Invesco SVT contracts have an element of risk due to lack of a secondary market and resale restrictions, resulting in the inability of the Invesco SVT to sell a contract. They also may be subject to credit risk based on the ability of the wrapper providers to meet their obligations of the contract.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 3.      Fully Benefit-Responsive Investment Contracts (Continued)

Traditional GICs provide for a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Interest crediting rate is typically fixed for the life of the investment and do not permit issuers to terminate the agreement prior to the scheduled maturity date.

The crediting interest rates of all the synthetic GIC contracts are based upon agreed-upon formulas with the issuing third-party, as defined in the contract agreement but cannot be less than zero. The crediting interest rates for Invesco SVT synthetic GICs is typically reset on a monthly or quarterly basis according to the contract, and Vanguard RSMT synthetic GICs are reset on a quarterly basis. Crediting interest rates are based on the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying fixed income investments backing the wrapper contract. Realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate.

The fair value of the investment contracts relative to the contract value are reflected in the statements of net assets available for benefits as “adjustment from fair value for interest in collective investment trusts relating to fully benefit-responsive investment contracts held in the Rio Tinto America Inc. Savings Plan Trust or the Alcancorp Master Savings Trust” (“adjustment”). This adjustment is calculated only annually for financial statement reporting purposes.

If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. An adjustment is reflected in the Plan’s statements of net assets available for benefits as of December 31, 2012 and 2011 in the amount of $(353,974) and $(573,813), respectively, which represents the Plan’s proportionate share of investment in the Stable Value Funds held within the Master Trust.

These wrap contracts provide withdrawals and transfers at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of stable value funds. Such events include: (1) termination of the Plan, (2) material adverse amendment to the provisions of the Plan, the Plan’s loss of qualified status, or material breaches of responsibilities which are not cured, (3) the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) in terms of a successor plan, does not meet the contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value, is probable.

In November 2012, the Vanguard RSMT was liquidated when the Plan became part of the Master Trust and the Plan’s assets were transferred. There were minimal exit fees paid as part of the liquidation and transfer of assets to the Invesco Stable Value trust in 2012.

Absent any events described in the previous paragraph, GICs do not permit issuers to terminate the agreement prior to when this transfer occurred.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 3.      Fully Benefit-Responsive Investment Contracts (Continued)

Average duration for all investment contracts held in the stable value funds was 2.89 years and 2.62 years as of December 31, 2012 and 2011, respectively. Average yield for all fully benefit-responsive contracts for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Average yields:
Based on actual earnings	1.26%	3.09%
Based upon the interest rate credited to participants	1.89%	2.68%

Note 4. Plan Interest in the Master Trust and the Alcan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust (based on the investment direction by plan participants in the various investment options offered through the Master Trust). The value of the Plan’s interest in the Master Trust is based on the beginning-of-year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 3.0 percent as of December 31, 2012. The Master Trust also includes the investment assets of the following retirement plans:

  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan,
  Kennecott Utah Copper Savings Plan for Represented Hourly Employees,
  U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees,
  Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Rio Tinto Alcan Plan”), and
  the Nonunion Plan.

As of December 31, 2011, the Plan’s investments were included in the investments of the Alcan Trust. Each participating retirement plan had a divided interest in the Alcan Trust. The value of the Plan’s interest in the Alcan Trust was based on the beginning-of-year value of the Plan’s interest in the Alcan Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Alcan Trust were allocated to individual plans based on the average daily balances. The Plan’s interest in the Alcan Trust was 13.2 percent as of December 31, 2011. The Alcan Trust also included the investment assets of the Nonunion Plan. On November 9, 2012, all assets were transferred to the Master Trust.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 4.      Plan Interest in the Master Trust and the Alcan Trust (Continued)

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2012:

	December 31, 2012
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$321,715,507	$7,804,344	2.4
Stable value fund: collective investment trust	194,572,398	9,632,251	5.0
Collective trust funds	125,736,983	3,424,327	2.7
Rio Tinto plc common stock ADRs	52,803,660	19,162	0.0
Government Short-Term Investment Fund	4,627,469	229,081	5.0
Interest-bearing cash	781,379	-	0.0
Net assets available for benefits, at fair value	700,237,396	21,109,165	3.0

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(7,150,299)	(353,974)	5.0
Net assets available for benefits	$693,087,097	$20,755,191	3.0

The following is a summary of the Alcan Trust assets, the Plan’s divided interest in the assets of the Alcan Trust, and the Plan’s divided interest percentage ownership of the Alcan Trust assets as of December 31, 2011:

	December 31, 2011
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$102,371,875	$12,720,921	12.4
Collective trust funds	86,956,399	12,391,665	14.3
Net assets available for benefits, at fair value	189,328,274	25,112,586	13.3

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(4,026,636)	(573,813)	14.3
Net assets available for benefits	$185,301,638	$24,538,773	13.2

During 2012, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value of investments:
Mutual funds	$38,850,401
Collective trust funds	6,690,732
Rio Tinto plc common stock ADRs	9,187,061
Net appreciation in fair value of investments	$54,728,194

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 4.      Plan Interest in the Master Trust and the Alcan Trust (Continued)

During the period from January 1, 2012, through November 9, 2012, the Alcan Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value of investments:
Registered investment companies	$10,107,770

The following are changes in net assets for the Master Trust for the year ended December 31, 2012:

Investment results:
Net appreciation in fair value of investments	$54,728,194
Interest and dividends	14,710,354
Administrative expenses	(213,327)
Net investment results	69,225,221

Net transfers	79,570,905
Increase in net assets	148,796,126

Net assets:
Beginning of year	544,290,971
End of year	$693,087,097

The following are changes in net assets for the Alcan Trust for the period from January 1, 2012, through November 9, 2012:

Investment results:
Net appreciation in fair value of investments	$10,107,770
Interest and dividends	2,723,873
Administrative expenses	(19,457)
Net investment results	12,812,186

Net transfers	(198,113,824)
Increase in net assets	(185,301,638)

Net assets:
Beginning of year	185,301,638
End of year	$-

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 4.      Plan Interest in the Master Trust and the Alcan Trust (Continued)

The following table presents the investments that represent five percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent five percent or more of the Plan’s net assets as of December 31, 2012:

	December 31, 2012
	Master Trust	Plan

Invesco Stable Value Trust	$194,572,398	$9,632,251
Vanguard Institutional Index Class I Shares	54,743,013	3,705,974
Rio Tinto plc common stock ADRs	52,803,660	*
PIMCO Total Return Fund; Institutional Shares	48,447,090	*
SSgA S&P 500 Index Fund; Class N Shares	45,056,176	1,173,836
Dodge & Cox Stock Fund	44,236,592	*
ICM Small Company Fund	*	1,312,051

*Investment did not exceed five percent of the Master Trust’s or Plan’s net assets in the year indicated.

The following table presents the investments that represent five percent or more of the Alcan Trust’s net assets and the Plan’s share of investments in the Alcan Trust that represent five percent or more of the Plan’s net assets as of December 31, 2011:

	December 31, 2011
	Alcan Trust	Plan
T. Rowe Price Small Cap Value Fund	$9,458,166	$1,281,405
Vanguard 500 Index Fund	32,853,140	4,604,490
Vanguard LifeStrategy Moderate Growth Fund	23,894,244	3,319,222
Vanguard Retirement Savings Trust	86,956,399	12,391,665
PIMCO Total Return Fund	9,606,677	*

*Investment did not exceed five percent of the Plan’s net assets in the year indicated.

Note 5.      Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 5. Fair Value Measurements (Continued)

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust and Alcan Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Master Trust and Alcan Trust are deemed to be actively traded.

Stable value fund: collective investment trust: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds, using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized cost, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed-income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee, using alternative fair valuation methods.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are unitized accounts, valued at the closing price reported on the active market on which individual securities are traded. The fund includes a cash component, which is valued at $1 per unit.

Government short-term investment fund (“STIF”): Consists of a State Street Global Advisors (“SSgA”) Government STIF which seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The following table sets forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2012:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$133,659,931	$-	$-	133,659,931
Mid cap	34,764,146	-	-	34,764,146
Small cap	33,452,050	-	-	33,452,050
International	41,367,018	-	-	41,367,018
Bond investments	78,472,362	-	-	78,472,362
Stable value fund: collective investment trust	-	194,572,398	-	194,572,398
Collective trust funds:
Bond investments	-	31,378,192	-	31,378,192
Commodities futures market	-	3,507,864	-	3,507,864
Foreign	-	23,288,813	-	23,288,813
Large Cap	-	45,056,176	-	45,056,176
Real estate	-	2,919,632	-	2,919,632
Small-mid cap	-	15,086,170	-	15,086,170
U.S. fixed-income securities	-	3,116,019	-	3,116,019
U.S. money market securities	-	1,384,117	-	1,384,117
Rio Tinto plc common stock ADRs (Note 6)	52,803,660	-	-	52,803,660
Government Short-Term Investment Fund	-	4,627,469	-	4,627,469
Interest-bearing cash	781,379	-	-	781,379
	$375,300,546	$324,936,850	$-	$700,237,396

The following table sets forth, by level within the fair value hierarchy, the Alcan Trust’s fair value measurements at December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset allocation	$34,006,143	$-	$-	$34,006,143
Fixed income	9,676,878	-	-	9,676,878
International	8,173,377	-	-	8,173,377
Large cap	37,689,903	-	-	37,689,903
Small cap	12,825,574	-	-	12,825,574
Collective trust funds:
Stable value fund	-	86,956,399	-	86,956,399
	$102,371,875	$86,956,399	$-	$189,328,274

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers between levels.

The Master Trust and Alcan Trust follow guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient:

	Fair Value as of
	December 31,	Redemption	Redemption
	2012	Frequency	Notice Period
Stable value fund:
			12 months for full
Invesco stable value trust (a)	$194,572,398	Daily	liquidation
Collective trust funds:
Bond investments (b)	31,378,192	Daily*	None
Commodities futures market (c)	3,507,864	Daily*	None
Foreign (d)	23,288,813	Daily*	None
Large Cap (e)	45,056,176	Daily*	None
Real estate (f)	2,919,632	Daily*	None
Small-mid cap (g)	15,086,170	Daily*	None
U.S. fixed-income securities (h)	3,116,019	Daily*	None
U.S. money market securities (i)	1,384,117	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

The following table includes categories of investments within the Alcan Trust where NAV is available as a practical expedient as of December 31, 2011:

	December 31,	Redemption	Redemption
	2011	Frequency	Notice Period
Collective trust funds:
Stable value fund (j)	$86,956,399	Daily	1 year

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

Alcancorp Hourly Employees’ Savings Plan Notes to Financial Statements Note 5. Fair Value Measurements (Continued)

(a)	The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
(b)	The trust funds seek investment return that approximate as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.
(c)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.
(d)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.
(e)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.
(f)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.
(g)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.
(h)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.
(i)	The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar- denominated money market securities.
(j)	This fund seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high-quality bonds and bond mutual funds owned by the trustee on behalf of the Alcan Trust.

Note 6.      Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, certain transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds certain investments that are managed by SSgA, the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 904,515 shares of Rio Tinto plc common stock ADRs at December 31, 2012 valued at $58.09. The cash component of this fund was approximately $260,000 at December 31, 2012. During the year ended December 31, 2012, purchases and sales of shares by the Master Trust totaled approximately $5,573,000 and $9,807,000, respectively.

During the year ended December 31, 2012, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. As of December 31, 2012 and 2011, the Plan held notes receivable from participants totaling $996,805 and $987,563, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 6.      Parties-in-Interest Transactions (Continued)

Certain plan investments are shares of mutual funds and units of a collective trust fund managed by The Vanguard Group, a company affiliated with Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the former trustee of the Plan and the Alcan Trust, as defined by the Plan and Trust, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses to Vanguard Fiduciary Trust Company amounted to approximately $4,100 for the period from January 1, 2012, through November 9, 2012.

Note 7.      Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts. See Note 11 for details of a Plan merger subsequent to December 31, 2012.

Note 8.      Tax Status

The IRS has determined and informed the Company by a letter dated April 7, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2011.

Note 9.      Delinquent Participant Contributions

During the year ended December 31, 2012, the Company erroneously failed to remit certain participant contributions and participant loan payments to the Plan on a timely basis. The Company is in the process of calculating and remitting lost earnings on these delinquent contributions. See the accompanying supplemental Schedule of Delinquent Participant Contributions.

Note 10.     Reconciliation of Financial Statements to Amended Form 5500

The following is a reconciliation of net assets available for benefits as presented in the financial statements to the amended Form 5500 as of December 31:

	2012	2011

Net assets available for benefits as presented in the financial statements	$21,751,996	$25,526,336
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	353,974	573,813
Net assets available for benefits as presented in the amended Form 5500 (unaudited)	$22,105,970	$26,100,149

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 10.      Reconciliation of Financial Statements to Amended Form 5500 (Continued)

The following is a reconciliation of the decrease in net assets available for benefits before transfers as presented in the financial statements to the amended Form 5500:

Year Ended
December 31,
2012

Net decrease in net assets available for benefits before transfers as presented	$(3,335,083)
in these financial statements
Subtract adjustment from fair value to contract value for fully benefit-responsive	(573,813)
investment contracts for 2011
Add adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2012	353,974
Net decrease in net assets available for benefits before transfers as presented
in amended Form 5500 (unaudited)	$(3,554,922)

Note 11. Subsequent Events

On May 31, 2013, the Company completed the sale of the Sebree division to Century Echo LLC. The affected participants were 100 percent vested and were given the option to take a distribution or rollover their account balances. The Plan was frozen to new participants and contributions effective May 31, 2013.

The Plan subsequently merged remaining accounts into the Rio Tinto Alcan Plan effective December 20, 2013. As a result, participants’ account balances totaling approximately $5,098,000, became participants’ account balances in the Rio Tinto Alcan Plan on December 20, 2013. There was no physical transfer of plan assets or changes in participants’ account balances, as the Plan was invested in the same master trust with the same investment options as the Rio Tinto Alcan Plan.

On July 17, 2015, Rio Tinto announced that, in order to comply with applicable U.S. federal securities laws and the regulations promulgated thereunder, it had to suspend all trading in the Rio Tinto ADR Stock Fund under certain of its U.S. employee share plans effective July 14, 2015 at 4:00 pm U.S. Eastern Time until such time as it could obtain a new registered public accounting firm and complete a new audit of those plan’s financial statements.

This resulted from the notification of the Plan’s administrative committee, the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), by McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of certain Rio Tinto employee share plans that McGladrey believed certain services (the “Services”) performed by one of its associated entities for affiliates of those plans during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the SEC’s rules on auditor independence.

Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of Rio Tinto employee share plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of those plans on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the independent registered public accounting firm to audit those plans’ financial statements.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 11.      Subsequent Events (Continued)

On July 13, 2015, McGladrey notified the BGC that, despite its belief that the Services did not compromise its integrity or objectivity, it was withdrawing its audit report for the Plan’s financial statements from the SEC filings in which they were incorporated. This withdrawal, coupled with the time required to complete the 2014 audit of the other plans and the prior year re-audits of the other plans, resulted in Rio Tinto being unable to keep its SEC filings current, thereby obligating Rio Tinto to suspend all trading in the Rio Tinto ADR Stock Fund.

Alcancorp Hourly Employees’ Savings Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2012

EIN: 41-2098316
Plan Number: 045

Description of Asset	Fair Value
Notes from participants, due in various amounts through September 2020, with interest
rates ranging from 4.25% to 8.25%*	$996,805

*Party-in-interest transaction considered exempt by the Department of Labor.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Alcancorp Hourly Employees' Savings Plan

Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
December 31, 2012

EIN: 41-2098316
Plan Number: 045

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

Total Fully Corrected
			Contributions		Under VFCP and
			Corrected Outside	Contributions	Prohibited
			the Voluntary	Pending	Transaction
Check Here if Late Participant Loan	Contributions		Fiduciary Correction	Correction in	Exemption 2002-51
Repayments Are Included: ☑	Not Corrected		Program (VFCP)	VFCP

2012	$198,410	*	$-	$-	$-

*Party-in-interest transaction

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.